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Exhibit 4.1 Kevin Gleason's agreement to accept stock in lieu of cash payment of legal fees.

[Relevant excerpt]

Kevin Gleason, P.A.
2699 Stirling Road, Suite A-201
Fort Lauderdale, Fl 33312

June 18, 2001

Mr. Steve Williams
Via Facsimile Transmission Only 727-674-1016 (2 Pages)

 ..........

(2) You will also see to the issuance of S-8 stock, in an amount sufficient to yield payment to Kevin Gleason, P.A. in the sum of $16,000, net of fees or costs of disposition, with the assurance from CFI that any shortage will be immediately paid. The S-8 stock will be issued to Kevin Gleason, P.A. using SSN
###-##-####.

 ..............

Very truly yours,
Kevin Gleason, P.A.
/s/  Kevin C. Gleason
By:  Kevin C. Gleason